As filed with the Securities and Exchange Commission on October 9, 2014

Registration No. 333-187570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 3

KCAP FINANCIAL, INC.

(Exact Name of Registrant as Specified in Charter)

295 Madison Avenue, 6th Floor
New York, New York 10017
(212) 455-8300

(Address and Telephone Number of Principal Executive Offices)

Dayl W. Pearson
President and Chief Executive Officer
KCAP Financial, Inc.
295 Madison Avenue, 6th Floor
New York, New York 10017

(Name and Address of Agent for Service)

Copy to:

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, N.W., Suite 700
Washington, DC 20001-3980
Telephone: (202) 383-0100
Facsimile: (202) 637-3593

Approximate Date of Proposed Public Offering:
From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE

This Post-Effective Amendment No.3 to the Registration Statement on Form N-2 (File No. 333-187570) of KCAP Financial, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of KCAP Financial, Inc. (the “Company” or “Registrant”) and the Asset Manager Affiliates are included in this registration statement:

Index to Financial Statements	F-1

INDEX TO OTHER FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

ASSET MANAGER AFFILIATES

Report of Independent Certified Public Accountants	S-2
Combined Balance Sheets as of December 31, 2013 and December 31, 2012	S-3
Combined Statements of Operations for the years ended December 31, 2013, December 31, 2012 and December 31, 2011	S-4
Combined Statements of Changes in Member’s Equity for the years ended December 31, 2013, December 31, 2012, December 31, 2011 and December 31, 2010	S-5
Combined Statements of Cash Flows for the years ended December 31, 2013, December 31, 2012, and December 31, 2011	S-6
Notes to Financial Statements	S-7

KATONAH 2007-I CLO LTD.

KATONAH X CLO LTD.

IMPORTANT NOTE

In accordance with certain SEC rules, KCAP Financial, Inc. (the “Company”) is providing additional information regarding the following three portfolio companies: Katonah Debt Advisers, L.L.C., Trimaran Advisors, L.L.C. (collectively the Asset Manager Affiliates), Katonah 2007-I CLO Ltd and Katonah X CLO Ltd. The Company owns 100% of the equity interests in the Asset Manager Affiliates, 100% of the Preferred Shares in Katonah 2007-1 CLO Ltd, and 33.3% of the Subordinated Securities in Katonah X CLO Ltd. However, pursuant to SEC rules, the Company does not consolidate portfolio company investments, including those in which it has a controlling interest. As a result, the additional financial information regarding these entities does not directly impact the Company’s financial position, results of operations or cash flows.

2. Exhibits

Exhibit Number	Description
a	Form of Certificate of Incorporation.(1)
b	Bylaws, as amended and restated effective February 29, 2012.(2)
d.1	Specimen certificate of the Company’s common stock, par value $0.01 per share.(3)
d.2	Form of Base Indenture between the Company and U.S. Bank National Association relating to the 7.375% Unsecured Notes Due 2019(20)
d.3	Statement of Eligibility of Trustee on Form T-1***
d.4	Form of First Supplemental Indenture between the Company and U.S. Bank National Association relating to the 7.375% Notes Due 2019(20)
d.5	Form of Note (Filed as Exhibit A to Form of First Supplemental Indenture referred to in Exhibit d.4).
e	Form of Dividend Reinvestment Plan.(4)
h.1	Underwriting Agreement, dated October 7, 2014, between the Company and JMP Securities LLC*
i.1	Form of Company Non-Qualified Stock Option Certificate.(4)
i.2	2006 Equity Incentive Plan as Amended and Restated Effective June 20, 2014.(5)
i.3	Non-Employee Director Plan as Amended and Restated Effective June 20, 2014. (6)
i.4	Form of Employee Restricted Stock Award Agreement.(7)
i.5	Form of Executive Restricted Stock Award Agreement.(28)
j	Custodian Agreement by and among the Company and U.S. Bank National Association.(8)
k.1	Form of Overhead Allocation Agreement between the Company and Katonah Debt Advisors, LLC.(9)
k.2	Form of Employment Agreement between the Company and Dayl W. Pearson(21)
k.3	Form of Employment Agreement between the Company and Edward U. Gilpin.(10)
k.4	Form of Employment Agreement between the Company and R. Jon Corless.(21)
k.5	Form of Employment Agreement between Katonah Debt Advisors and Daniel P. Gilligan.(21)
k.7	Indenture, dated as of March 16, 2011, by and between the Company and U.S. Bank National Association, as trustee relating to the 8.75% Convertible Note Due 2016.(12)
k.8	Form of 8.75% Convertible Note Due 2016 (included as part of Exhibit k.7).
k.9	Employment Agreement, dated February 29, 2012, by and among, Jay R. Bloom and Trimaran Advisors, L.L.C., and, solely as to the last three sentences of Section 1(a) and Section 2(d), the Company.(13)
k.10	Employment Agreement, dated February 29, 2012, by and among, Dean C. Kehler and Trimaran Advisors, L.L.C., and, solely as to the last three sentences of Section 1(a) and Section 2(d), the Company.(14)
k.11	Purchase Agreement, dated June 16, 2013, by and among KCAP Financial, Inc., KCAP Senior Funding I Holdings, LLC, KCAP Senior Funding I, LLC and Guggenheim Securities, LLC(23)
k.12	Master Loan Sale Agreement, dated June 18, 2013, by and among KCAP Financial, Inc., KCAP Senior Funding I Holdings, LLC and KCAP Senior Funding I, LLC(24)
k.13	Indenture, dated June 18, 2013, by and between KCAP Senior Funding I, LLC and U.S. Bank National Association(25)
k.14	Collateral Management Agreement, dated June 18, 2013, by and between KCAP Senior Funding I, LLC and KCAP Financial, Inc.(26)
k.15	Collateral Administration Agreement, dated June 18, 2013, by and among KCAP Senior Funding I, LLC, KCAP Financial, Inc. and U.S. Bank National Association(27)
k.16	Purchase and Sale Agreement, dated February 29, 2012, by and among Kohlberg Capital Corporation (the “Company”), Commodore Holdings, L.L.C., Trimaran Advisors, L.L.C., HBK Caravelle, L.L.C., Trimaran Fund Management, L.L.C., Jay R. Bloom, and Dean C. Kehler.(17)
k.17	Escrow Agreement, dated February 29, 2012, by and among Commodore Holdings, L.L.C., Trimaran Fund Management, L.L.C., HBK Caravelle, L.L.C. and The Bank of New York Mellon, as escrow agent.(18)
l	Opinion of Sutherland Asbill & Brennan LLP, counsel to the Company.***
l.2	Opinion of Sutherland Asbill & Brennan LLP, counsel to the Company.*

Exhibit Number	Description
n.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm, with respect to report dated May 21, 2014, relating to KCAP Financial, Inc.***
n.2	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Asset Manager Affiliates.***
n.3	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Katonah 2007-I CLO.***
n.4	Consent of Grant Thornton LLP, Independent Certified Public Accountants, with respect to report dated May 21, 2014, relating to Katonah X CLO Ltd.***
n.5	Report of Grant Thornton LLP, Independent Registered Public Accounting Firm, with respect to the Senior Securities of KCAP Financial, Inc.***
r	Code of Ethics of the Company adopted under Rule 17j-1.(19)
99.1	Statement of Computation of Ratios of Earnings of Fixed Charges.(22)
99.2	Form of Common Stock Prospectus Supplement***
99.3	Form of Preferred Stock Prospectus Supplement***
99.4	Form of Warrants Prospectus Supplement***
99.5	Form of Debt Securities Prospectus Supplement***

*	Filed herewith.
**	To be filed by amendment.
***	Previously filed as an exhibit hereto.
(1)	Incorporated by reference to exhibit (a) included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714).
(2)	Incorporated by reference to Exhibit 3.1of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(3)	Incorporated by reference to exhibit (d)(1) included in Pre-Effective Amendment No. 1 on Form N-2, as filed on October 6, 2006 (File No. 333-136714).
(4)	Incorporated by reference to exhibit included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(5)	Incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q, as filed on August 8, 2014 (File No. 814-00735).
(6)	Incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q, as filed on August 8, 2014 (File No. 814-00735).
(7)	Incorporated by reference to Exhibit 10.3 of the Quarterly Report on Form 10-Q, as filed on August 8, 2014 (File No. 814-00735).
(8)	Incorporated by reference to exhibit (j) included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(9)	Incorporated by reference to exhibit (k)(5) included in Pre-Effective Amendment No. 2 on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(10)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on June 5, 2012 (File No. 814-00735).
(11)	Incorporated by reference to exhibit (k)(11) included in Pre-Effective Amendment No. 3 on Form N-2, as filed on November 24, 2006 (File No. 333-136714).
(12)	Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K, as filed on March 16, 2011 (File No. 814-00735).
(13)	Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(14)	Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(15)	Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).

(16)	Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(17)	Incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(18)	Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K, as filed on March 1, 2012 (File No. 814-00735).
(19)	Incorporated by reference to exhibit included in Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2, as filed on November 20, 2006 (File No. 333-136714).
(20)	Incorporated by reference to exhibit included in the Registration Statement in Form N-2, as filed on October 3, 2012 (file No. 333-183032).
(21)	Incorporated by reference to exhibit included in the Registration Statement on Form N-2, as filed on August 2, 2012 (File No. 333-183032).
(22)	Incorporated by reference to Exhibit 12.1 of Annual Report on Form 10-K, as filed on March 13, 2014 (File No. 814-00735).
(23)	Incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(24)	Incorporated by reference to Exhibit 10.2 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(25)	Incorporated by reference to Exhibit 10.3 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(26)	Incorporated by reference to Exhibit 10.4 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(27)	Incorporated by reference to Exhibit 10.5 of Current Report on Form 8-K, as filed on June 18, 2013 (File No. 814-00735).
(28)	Incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q, as filed on August 8, 2014 (File No. 814-00735).

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference and any information concerning any underwriters will be contained in the accompanying prospectus supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by the Registrant in connection with an offering:

Amount
SEC registration fee	$34,100
FINRA filing fee	38,000
Accounting fees and expenses	100,000
Legal fees and expenses	100,000
Printing expenses	45,180
NASDAQ Listing Fee	40,000
Total	$357,280

The amounts set forth above, with the exception of the Securities and Exchange Commission fee, are in each case estimated. All of the expenses set forth above will be borne by the Registrant. The SEC registration fee has been previously paid.

Item 28. Persons Controlled by or Under Common Control

The following table sets forth each of the Registrant’s direct and indirect subsidiaries, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by the Registrant in such subsidiary.

Katonah Debt Advisors, L.L.C.(1)	Delaware
Kohlberg Capital Funding LLC I	Delaware
Trimaran Management Advisors, LLC	Delaware
KCAP Senior Funding I Holdings, LLC	Delaware
KCAP Senior Funding I, LLC(4)	Delaware
Katonah Management Holdings LLC(1)	Delaware
Katonah X Management LLC(1)(2)	Delaware
Katonah 2007-I Management LLC(1)(2)	Delaware
Commodore Holdings, L.L.C.(1)	Delaware
Trimaran Advisors, L.L.C.(1)(3)	Delaware

(1)	Represents a wholly-owned portfolio company that is not consolidated for financial reporting purposes.
(2)	A wholly-owned subsidiary of Katonah Management Holdings LLC.
(3)	A wholly-owned subsidiary of Commodore Holdings, L.L.C.
(4)	A wholly-owned subsidiary of KCAP Senior Funding I Holdings, LLC.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s common stock at October 7, 2014.

Title of Class	Number of Record Holders
Common Stock	16

Item 30. Indemnification

The information contained under the heading “Management — Limitation on Liability of Directors and Officers and Indemnification” is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Registrant carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $10 million.

Item 31. Business and Other Connections of Investment Adviser

Not applicable.

Item 32. Location of Accounts and Records

The Registrant maintains physical possession of each account, book or other document required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules and regulations thereunder at the offices of:

(1)	The Registrant, 295 Madison Avenue, 6th Floor, New York, New York 10017;
(2)	The Custodian, U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110; and
(3)	The Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)	We hereby undertake to suspend any offering of our common stock until the prospectus is amended if (1) subsequent to the effective date of this Registration Statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this Registration Statement or (2) our net asset value increases to an amount greater than our net proceeds (if applicable) as stated in the prospectus.
(2)	We hereby undertake:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
1.	to include any prospectus required by Section 10(a)(3) of the Securities Act;
2.	to reflect in the prospectus or prospectus supplement any facts or events after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and
3.	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.
(b)	for the purpose of determining any liability under the Securities Act, that each such post-effective amendment to this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(d)	for the purpose of determining liability under the Securities Act to any purchaser, that if we are subject to Rule 430C under the Securities Act, each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of this Registration Statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus or prospectus supplement that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, regardless of the underwriting method used to sell such securities to the purchaser, that if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
1.	any preliminary prospectus or prospectus or prospectus supplement of us relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;
2.	the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about us or our securities provided by or on behalf of us; and
3.	any other communication that is an offer in the offering made by us to the purchaser.
(f)	to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event our shares of common stock are trading below our net asset value per share and either (i) we receive, or have been advised by our independent registered accounting firm that we will receive, an audit report reflecting substantial doubt regarding our ability to continue as a going concern or (ii) we have concluded that a fundamental change has occurred in our financial position or results of operations.
(g)	Insofar as indemnification for liability arising under the Securities Act may be permitted to our directors, officers and controlling persons, that we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we undertake, unless in the opinion of our counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.
(3)	We hereby undertake that:
(a)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.
(b)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(4)	We hereby undertake to not seek to sell shares under a prospectus supplement to the registration statement, or a post-effective amendment to the registration statement, of which the prospectus forms a part (the “current registration statement”) if the cumulative dilution to our net asset value (“NAV”) per share arising from offerings from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If we file a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 9th day of October, 2014.

KCAP FINANCIAL, INC.

By:	/s/ Dayl W. Pearson Name: Dayl W. Pearson Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dayl W. Pearson Dayl W. Pearson	President and Chief Executive Officer; Director (principal executive officer)	October 9, 2014
/s/ Edward U. Gilpin Edward U. Gilpin	Chief Financial Officer, Secretary and Treasurer (principal financial and accounting officer)	October 9, 2014
* Christopher Lacovara	Director	October 9, 2014
* John A. Ward, III	Director	October 9, 2014
* C. Michael Jacobi	Director	October 9, 2014
* Albert G. Pastino	Director	October 9, 2014
* C. Turney Stevens, Jr.	Director	October 9, 2014
* Jay R. Bloom	Director	October 9, 2014
* Dean C. Kehler	Director	October 9, 2014

*	Signed by Edward V. Gilpin pursuant to a power of attorney executed by each individual on March 27, 2013 or May 22, 2013